DIALPOINT COMMUNICATIONS CORPORATION

2354-B Ebenezer Road

Rock Hill, South Carolina 29732

Telephone (877) 463-7864

November 11, 2008

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:

Dialpoint Communications Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Form 8-K filed January 9, 2008

File No. 000-52921

Mr. Spirgel,

Here follows our responses to your Comment Letter dated October 21, 2008. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question.

Form 8-K filed January 9, 2008

1.

Refer to your discussion in the last paragraph on page 10 where you attribute your beginning to recognize monthly recurring revenue with the acquisition of Hostigation. Tell us how you determined whether this acquisition met the definition of a business. Include your consideration of EITF 98-3. If you believe the definition did not meet the definition of a business, please explain how you determined that the acquired business did not meet the significance criteria set forth in Rule 310(c) f Regulation S-B requiring financial statements and pro formas be provided for the acquisition, or provide these disclosures.

Answer: We reviewed the minutes of the Financial Accounting Standards Board meeting held on February 4, 2004 whereat the board amended the definition of a business in EITF No. 98-3. The minutes state,

“Some development stage entities may not yet have outputs used to generate revenues. In that case, other factors should be assessed to determine whether such a development stage entity is a business. Those factors would include whether the entity:

• Has commenced planned activities

• Has employees, intellectual property, and other inputs and processes

• Is operating in accordance with a plan to produce outputs and has the ability to obtain access to the customers that will purchase the outputs.”

The entity had not commenced planned activities at the time it was acquired by Dialpoint. The entity has no employees, intellectual property or other inputs or processes at the time of acquisition. The entity was not operating with a plan to produce outputs and had no ability to access customers at the time of the acquisition. The entity was just a piece of machinery. Once the machinery was acquired by Dialpoint it was put into service and became a business.

Form 10-KSB for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 58

Disclosure Controls and Procedures, Page 58

2.

We note that your certifying officers concluded that your disclosure controls and procedures were “sufficiently” effective as of the end of the period covered by your annual report. It is not appropriate to include such qualification to their conclusion with regard to the effectiveness of your disclosure controls and procedures. You must clearly state that the disclosure controls and procedures are effective or not effective. Please revise your disclosure here and in your periodic reports, as applicable.

Answer: We have amended our Form 10-KSD for Fiscal Year Ended December 31, 2008 to remove such language of qualification. We have filed an amendment to the Form 10-KSB to reflect that the controls and procedures were “effective”.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2008

Statements of Stockholders’ Equity (Deficit), page 8

3.

Based upon your Equity Statement you appear to have issued 1,333,336 shares of common stock valued at $0.15 per share in the Hostigation transaction. This would result in a value of $200,000 associated with this transaction. However, on page 11 of your filing you state that you issued shares valued at $50,000 for this acquisition. Please revise your disclosure as appropriate.

Answer: The Company notes the mistake on the Statement of Stockholder’ Equity on our Reviewed Financial Statements as contained in our Form 10-QSB for Fiscal Quarter Ended March 31, 2008 and June 30, 2008. The original issuance was for 333,334 shares at $0.15 per share or $50,000. The Company subsequently did a four for one forward split. The auditor made the appropriate change to the number of shares outstanding after the forward split, but failed to correct the per share price to reflect this forward split. We have notified our auditor who is making the requisite changes to the financial statements correcting this mistake. Upon receipt of the amended Reviewed Financial Statements for quarter ended March 31, 2008 and June 30, 2008, we will file amended Form 10-Qs reflecting the correct. Additionally, on the Form 10Q for period ended September 30, 2008, the correct information will be contained.

Should you require any additional information do not hesitate to contact me.

Sincerely,

/S/ Ann DiSilvestre

Ann DiSilvestre

Chief Executive Officer

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